UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2017

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 31 MARCH 2017

Highlights

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) reports net income attributable to unit holders of $23.6 million and operating income of $54.9 million for the first quarter of 2017.

•	Generated distributable cash flow of $36.4 million[1] for the first quarter with a distribution coverage ratio of 0.89[1].

•	Issued new $250 million LIBOR plus 6.25% senior unsecured bond in the Nordic market principally to refinance existing bond indebtedness.

•	Issued 5.175 million new common units together with 0.1 million general partner units raising gross proceeds of $119.4 million.

•	Secured new LNG carrier contract for LNG carrier Golar Grand.
Subsequent Events

•	Put option in respect of FSRU Golar Tundra exercised and entry into a purchase option agreement for up to a 25% interest in FLNG Hilli Episeyo.

•	Declared an unchanged distribution for the first quarter of $0.5775 per unit.

Financial Results Overview
Golar LNG Partners LP reports net income attributable to unit holders of $23.6 million and operating income of $54.9 million for the first quarter of 2017 (“the first quarter” or “1Q”), as compared to net income attributable to unit holders of $71.4 million and operating income of $72.1 million for the fourth quarter of 2016 (“the fourth quarter” or “4Q”) and net income attributable to unit holders of $16.8 million and operating income of $56.1 million for the first quarter of 2016.

(USD '000)	Q1 2017	Q4 2016	Q1 2016
Total Operating Revenues	101,385	114,942	101,065
Adjusted EBITDA [2]	79,677	97,377	81,131
Operating Income	54,921	72,091	56,092
Interest Income	1,173	969	1,524
Interest Expense	(18,247)	(16,983)	(13,695)
Other Financial Items	(6,903)	20,555	(20,709)
Taxes	(3,491)	(2,822)	(3,450)
Net Income attributable to Golar Partners Owners	23,554	71,443	16,750
Net Debt [3]	1,173,315	1,264,336	1,252,093
As anticipated, total operating revenues decreased, from $114.9 million in the fourth quarter to $101.4 million in the first quarter. The $13.5 million decrease is largely due to two scheduled events. Firstly the winter down-time period for the FSRU Golar Igloo during January and February and secondly, in anticipation of her new charter, the LNG carrier Golar Grand was taken out of layup and dry-docked, which resulted in 46 days off-hire during 1Q.
Operating expenses at $17.1 million were $3.7 million higher than the prior quarter. A general increase in repairs and maintenance costs, in particular in relation the Golar Igloo during the winter down-time period, together with mobilizing crew and preparing the Golar Grand for reactivation account for most of the increase.
Administration costs and depreciation and amortization at $2.6 million and $24.8 million respectively, were in line with 4Q.
Interest expense at $18.2 million for the first quarter was higher than the fourth quarter interest of $17.0 million. The cost of servicing the new February 2017 $250 million bond, net of savings as a result of the part-redemption of the 2012 bond it was issued to refinance, accounts for most of the increase. Other financial items recorded a loss of $6.9 million for 1Q compared to a $20.6 million gain in 4Q. Although swap rates continued to increase resulting in incremental non-cash mark-to-market interest rate swap gains, these were a total of $2.7 million as compared to $23.4 million in 4Q. 1Q other financial items also include an accounting loss of $3.8 million relating to the largely offsetting foreign exchange gain and loss on the 2012 Norwegian Krone Bond and the related currency swap from December 31, 2016 to repayment date and the transfer of the accumulated loss from other comprehensive income to the income statement as a result of the cessation of hedge accounting in 1Q for the 2012 bond cross currency swap. This is in addition to the $2.7 million premium paid upon the partial buy-back of the 2012 bond.
The tax charge for the quarter at $3.5 million was $0.7 million higher than 4Q.
As a result of the foregoing 1Q distributable cash flow1 was lower at $36.4 million compared to $57.9 million in the fourth quarter. The distribution coverage ratio1 declined accordingly from 1.53 to 0.89 in 1Q.
Commercial Review
In March 2017 the Partnership secured new business for the Golar Grand. In anticipation of this the vessel was removed from layup in February and relocated to Singapore for dry-dock which completed on April 14, 2017. Golar Grand subsequently commenced service under her new charter on May 5, 2017. This new time charter is for a period of up to a maximum of 9 years with a major international oil and gas company (the "New Charter"). The Golar Grand is currently on charter with Golar LNG Limited ("Golar LNG") and will therefore be sub-chartered back from Golar LNG, at the same rate as the New Charter, for the initial period of the New Charter until the Golar LNG charter ends in October 2017. The New Charter is for an initial fixed period of 2 years with a series of extension options up to the maximum charter period of 9 years.

The Partnership's operating income before depreciation derived from the Golar Grand will be unchanged until October 2017 when the Golar LNG charter ends. Assuming initial extension options for up to 5 years are exercised the New Charter is expected to generate on average approximately $10 million of operating income before depreciation per annum over the full 5 year term.

Golar Partners is continuing to work on specific recontracting opportunities for FSRU Golar Spirit and LNG carrier Golar Mazo. Chartering opportunities for Golar Mazo and LNG carrier Golar Maria should improve as a function of an expected improvement in the LNG shipping market moving forward. Evidence of an increased interest in term LNG carrier contracts is provided by the Golar Grand New Charter.

The FSRU Golar Tundra remains anchored off the coast of Ghana and the project has made limited recent progress. In light of this Golar Partners has elected to exercise its right (the “Put Right”) to require Golar to repurchase the company (“Tundra Corp”), the disponent owner and operator of the FSRU, the Golar Tundra, at a price equal to the original purchase price (the “Put Sale”) paid by the Partnership in its acquisition of Tundra Corp in May 2016 (the “Purchase Price”). In connection with the exercise of the Put Right, the Partnership and Golar have entered into an agreement pursuant to which the Partnership has agreed to sell Tundra Corp to Golar on the date of the closing of the Put Sale (the “Put Sale Closing Date”) in return for Golar’s promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares (as defined below) and (b) March 31, 2018. The closing of the Put Sale is expected to occur during June 2017, subject to customary closing conditions.
The Partnership has agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in exchange for Golar granting to the Partnership the option (the “Golar Hilli Purchase Option”) to purchase, at fair market value, up to a 25% equity interest (the “Hilli Shares”) in Golar Hilli Corp. (“Hilli Corp”), the owner of the FLNG vessel Hilli Episeyo.

Under the new agreement with Golar, the Partnership has the ability to exercise the Golar Hilli Purchase Option at any time on or before March 31, 2018. There can be no assurance that the Partnership will exercise the Hilli Purchase Option or that it will consummate an acquisition of the Hilli Shares. The acquisition by the Partnership of the Hilli Shares will be subject to, among other things, the approval by the Conflicts Committee of the Partnership’s board of directors of the decision to purchase the Hilli Shares, the fair market value to be paid for the Hilli Shares and the other terms of the purchase.

In addition, the purchase agreement for the Hilli Shares will provide that the Partnership will not be required to consummate the purchase of the Hilli Shares if, among other things, the Hilli Episeyo shall not have been delivered to and accepted by Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (“Perenco”) and commenced its commercial operation under the eight year Liquefaction Tolling Agreement with Perenco for the first two of four liquefaction trains of Hilli Episeyo. The purchase price to be paid by the Partnership for the Hilli Shares would be reduced by the sum of the unpaid Deferred Purchase Price plus the unpaid Additional Amounts on the date of the closing of the Hilli Shares.

A 25% interest in the Hilli Shares is effectively 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco.

It is not expected that the Partnership would be acquiring exposure to any oil price linked elements of the tariff under the Perenco contract or to the potential expansion of utilized capacity of Hilli Episeyo from two trains to four trains. Taking into consideration the new equity raised in February 2017, it is not expected that the Partnership will require any further funding in order to complete the acquisition.

Operational Review
The fleet performed well during the quarter achieving 100% availability during scheduled 1Q operations.
Following its scheduled winter down-time period from January 1 the FSRU Golar Igloo recommenced operations in Kuwait on February 27.
On February 14 Golar Grand was removed from lay-up and relocated to Singapore for dry-dock. Positioning, dry-dock and other repairs collectively took 59 days, 46 of which fell in 1Q and 13 in 2Q. After leaving the yard on April 14 the vessel proceeded to the delivery point for her new charterers on May 5.

Ahead of its Petrobras charter end date in June, the FSRU Golar Spirit began preparations for departure. It is unlikely that the projects being considered for this vessel will be in a position to commence operations in the near term after leaving Brazil. Layup options during this intervening period are therefore being considered with a view to the location of prospective potential employment opportunities.
Financing and Liquidity
On February 1, 2017 the Partnership placed a USD 250 million non-amortizing 2021 maturing bond in the Nordic bond market. The bond priced at 3-month LIBOR plus 6.25% and the Partnership subsequently entered into interest rate swaps to hedge the aggregate principal of the bond such that the all-in interest cost for the $250 million is 8.194%. The listing process for the bond is progressing well.
As at March 31, 2017 NOK 971 million of the 2012 issued bond had been repurchased and to date NOK 996 million of the NOK 1,300 million has been repurchased.
On February 7, 2017 the Partnership announced an underwritten offering of 4,500,000 common units representing limited partner interests in the Partnership. The underwriter subsequently exercised an option to acquire a further 675,000 common units ahead of closing on February 13, 2017. To maintain its 2% stake, our general partner Golar GP LLC acquired a further 94,714 general partner units. The offering raised gross proceeds of $119.4 million to be used for general partnership purposes, including, subject to agreement, the acquisition of a part share in the Hilli Episeyo.
As of March 31, 2017, the Partnership had cash and cash equivalents of $166.9 million and available and undrawn revolving credit facilities of $150.0 million. The increase in cash and available undrawn revolving facilities reflects receipt of the equity offering and bond proceeds offset by repurchases of the October maturing 2012 bonds and repayment of $125 million of revolving debt. Total debt and capital lease obligations net of total cash balances (net debt3) (excluding the Golar Tundra debt) was $1,173.3 million as of March 31, 2017.
Based on the above net debt3 amount and annualized4 first quarter 2017 Adjusted EBITDA2, Golar Partners’ net debt3 to Adjusted EBITDA2 ratio was 3.7.
As of March 31, 2017, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,427.6 million (including swaps with a notional value of $457.5 million in connection with the Partnership’s bonds) representing approximately 105% of total debt and capital lease obligations net of long-term restricted cash. This percentage is inflated in part due to the $125 million revolver repayment.

The average fixed interest rate of swaps related to bank debt is approximately 1.63% with an average maturity of approximately 3.9 years as of March 31, 2017.
Outstanding bank debt as of March 31, 2017 was $939.6 million, which had average margins, in addition to LIBOR, of approximately 2.53%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%, the 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194% and the balance of an October 2017 maturing Norwegian Krone (NOK) bond with a fixed rate of 6.485%. With respect to the October maturing NOK bond, NOK 971 million had been repaid as at March 31, 2017. The Partnership has a currency swap to hedge the NOK exposure for the remaining NOK 329 million. As the bonds are repurchased a corresponding share of the cross currency swap is terminated. The total swap liability as at March 31, 2017, which also includes an interest rate swap element, was $20.0 million and the restricted cash securing this swap liability was $5.3 million.
Corporate and Other Matters

As of March 31, 2017 there were 70,661,522 units outstanding in the Partnership, of which 22,265,522, exclusive of earn-out units but including 1,413,231 General Partner units, are owned by Golar, representing a 31.5% interest in the Partnership.

On April 26, 2017, Golar Partners declared an unchanged distribution for the fourth quarter of $0.5775 per unit. This distribution was paid on May 12, 2017 on total units of 70,661,522.

Total outstanding options as at 31 March were 99,000. The issued options have an initial exercise price of $20.55 per unit and vest over a three year period.
Outlook
Operating earnings for 2Q 2017 are expected to be positively impacted by a full quarters earnings from the Golar Igloo as it returns to service after its winter down-time period. Golar Grand earnings are also expected to improve as a result of the completion of its drydock in 2Q although there will be some reduction in revenues and additional voyage costs associated with the 13 day balance of its dry-dock related off-hire and subsequent positioning of the vessel for its new charter.
There will also be a substantial positive impact on 2Q as a result of the termination payment receivable in respect of the FSRU Golar Spirit which will complete its charter with Petrobras on June 23, 2017. This one-off termination fee will be partly offset by the loss of charter-hire and revenues thereafter together with costs incurred positioning the Golar Spirit for temporary layup. The termination fee is approximately equivalent to 62% of the Adjusted EBITDA2 that would have otherwise been earned between June 2017 and August 2018 when the charter was originally due to end.
Although the new rate for the initial 2-year term of the new Golar Grand charter is lower than its current rate, the Partnership is pleased to have taken its first step toward addressing its LNG carrier re-contracting requirement. Approximately 34 million tonnes of new LNG production is expected to come to market during 2017, most of which will be in the second half of the year. This coincides well with the end-2017 expiring Golar Maria and 60% owned Golar Mazo charters.
Work continues with regard to securing new employment for the FSRU Golar Spirit and specific opportunities have been identified. The market for smaller capacity FSRUs is quite active as the cost of significant unutilised capacity on larger FSRU's can undermine the economics of a switch to gas in smaller markets. Smaller units like the Golar Spirit are therefore able to provide a more economical solution.

The lack of progress of the Ghana FSRU project for which Golar Tundra was chartered has been disappointing. However, the proposed swap of the Golar Tundra, together with the proceeds from the February equity offering, into a potential transaction to acquire up 25% of the FLNG Hilli Episeyo is very positive for Golar Partners. The acquisition would, if consummated as planned, add approximately 44% to effective revenue backlog and increase revenue backlog years5 of the Partnership's vessels from 4.4 years to 6.4 years. It would further diversify the Partnerships revenue streams as well as help offset the recontracting risk of the Partnerships vessels that come off contract in 2017. The acquisition would also, if concluded, give significant support to distributions going forward. The positive effects are enhanced by the fact that the proposed Hilli Episeyo purchase can be concluded without raising additional equity.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
3 Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash.
4Annualized means the figure for the quarter multiplied by 4.
5 Revenue backlog divided by annualized current quarter revenues

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage unit (or FSU), floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•	statements about Golar Partners’ and Golar’s ability to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners’ ability to increase distributions and the amount of any such increase;

•	Golar Partners’ ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the FLNG Hilli Episeyo;

•	our estimates of anticipated revenue and adjusted EBITDA[2] generated by the FLNG Hilli Episeyo;

•	Golar Partners’ anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	the liquidity and creditworthiness of Golar Partners customers;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners’ operating expenses, including dry-docking and insurance costs and bunker prices;

•	Golar Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners’ and Golar LNG Limited’s ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s charterers;

•	Golar Partners’ ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA )in the LNG industry;

•	Golar Partners’ ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;

•
Golar Partners’ continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the expected termination or expiration of their respective time charters in 2017;

•	Golar Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners’ ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners’ unitholders;

•	challenges by authorities to the tax benefits Golar Partners previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners’ securities in the public market;

•	Golar Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners files with the U.S. Securities and Exchange Commission.

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

May 31, 2017
Golar LNG Partners L.P.
Hamilton, Bermuda

Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2016	2016	2016
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands)	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	$98,203	$108,494	$93,785	$413,230
Time charter revenues from related parties (1)	3,182	6,448	7,280	28,368
Total operating revenues	101,385	114,942	101,065	441,598
Vessel operating expenses	17,076	13,390	16,188	59,886
Voyage and commission expenses	2,061	1,501	1,819	5,974
Administrative expenses	2,571	2,674	1,927	8,600
Depreciation and amortization	24,756	25,286	25,039	100,468
Total operating expenses	46,464	42,851	44,973	174,928

Operating income	54,921	72,091	56,092	266,670

Other non-operating income	—	1,318	—	1,318

Financial (expenses) / income
Interest income	1,173	969	1,524	4,295
Interest expense	(18,247)	(16,983)	(13,695)	(66,938)
Other financial items	(6,903)	20,555	(20,709)	(2,745)
Net financial (expenses) / income	(23,977)	4,541	(32,880)	(65,388)

Income before tax	30,944	77,950	23,212	202,600
Tax	(3,491)	(2,822)	(3,450)	(16,858)

Net income	27,453	75,128	19,762	185,742
Less: Net income attributable to non-controlling interests	(3,899)	(3,685)	(3,012)	(13,571)

Net income attributable to Golar LNG Partners LP Owners	$23,554	$71,443	$16,750	$172,171

Weighted average units outstanding (in thousands of units):
Common units(2) (3) (4)	66,718	63,618	45,129	53,786
Subordinated units(2)	—	—	15,949	7,931
General partner units	1,367	1,309	1,257	1,270

(1) Revenues from related parties relates to the charter of the Golar Grand to Golar.
(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which are 100% held by Golar, converted to common units.
(3) Includes units issued to Golar in connection with the reset of Incentive Distribution in October 2016.
(4) In February 2017, 5,175,000 common units was sold in an underwritten public offering. To maintain its 2% general partner interest, our general partner acquired 94,714 general partner units.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At March 31,	At December 31,
	2017	2016
(in thousands)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	$166,908	$65,710
Restricted cash	17,764	44,927
Other current assets	21,088	25,266
Amount due from related parties (1)	124,494	23,914
Inventories	1,228	1,110
Total Current Assets	331,482	160,927
Non-current
Restricted cash	119,307	117,488
Vessels and equipment and vessel under capital lease, net	1,746,494	1,763,896
Intangible assets, net	82,946	86,133
Other long-term assets	16,167	17,017
Amount due from related parties (1)	—	107,247
Total Assets	$2,296,396	$2,252,708

LIABILITIES AND EQUITY
Current
Short-term debt and current portion of long-term debt	117,497	78,101
Current portion of obligation under capital lease	940	787
Other current liabilities	84,823	136,584
Total Current Liabilities	203,260	215,472
Non-current
Long-term debt	1,240,191	1,296,609
Obligation under capital lease	118,666	116,964
Other long-term liabilities	19,606	19,234
Total Liabilities	1,581,723	1,648,279

Equity
Total Partners' capital	646,161	541,506
Accumulated other comprehensive income/(loss)	37	(5,053)
Non-controlling interest	68,475	67,976

Total Liabilities and Equity	$2,296,396	$2,252,708

(1) This includes the aggregate amount paid to Golar in relation to the Golar Tundra acquisition. Pursuant to the sale and purchase agreement between us and Golar , we exercised the put option in May 2017 to require Golar repurchase Tundra Corp (the disponent owner and operator of the Golar Tundra). Accordingly, as of March 2017, the amounts paid to Golar of $107.2m within related parties has been reclassified from long term to short-term.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2017	2016	2016	2016
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

OPERATING ACTIVITIES
Net income	$27,453	$75,128	$19,762	$185,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,756	25,286	25,039	100,468
Movement in deferred tax liability	525	360	581	2,064
Release of deferred tax asset	1,458	1,364	1,215	5,308
Amortization of deferred charges	1,637	1,195	1,103	8,412
Drydocking expenditure	(272)	—	—	(4,060)
(Un)realized loss on bond repurchase	6,520	—	—	—
Unrealized foreign exchange losses / (gains)	285	(116)	236	(532)
Unit Option Expense	65	203	—	23
Interest element included in obligations under capital leases	137	146	(1,693)	(1,205)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	9,516	(2,452)	7,083	1,126
Inventories	(118)	21	15	230
Prepaid expenses, accrued income and other assets	(2,178)	(7,643)	2,590	(5,305)
Amount due to/from related companies	6,496	12,945	(6,450)	(17,512)
Trade accounts payable	(571)	(611)	(716)	(1,700)
Accrued expenses	3,019	(8,176)	(689)	(4,746)
Restricted cash	—	—	—	(129)
Other current liabilities	(748)	(25,027)	20,524	(6,952)
Net cash provided by operating activities	77,980	72,623	68,600	261,232

INVESTING ACTIVITIES
Deposit made in connection with Tundra Acquisition	—	—	(30,000)	(107,247)
Net cash used in investing activities	—	—	(30,000)	(107,247)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	250,000	—	40,000	815,000
Repayments of long-term debt including debt due to a related party	(151,752)	(24,894)	(29,771)	(770,422)
Repayments of obligations under capital leases	(142)	(122)	—	(122)
Repurchase of high yield bonds and related swaps	(175,699)	—	—	—
Proceeds from issuance of equity	119,438	—	—	—
Dividends paid to non-controlling interests	(3,400)	(3,200)	(2,800)	(12,360)
Restricted cash and short-term investments	27,246	(8,023)	7,605	7,627
Common units buy-back and cancellation	—	—	(499)	(495)
Cash distributions paid	(37,757)	(40,071)	(38,199)	(154,668)
Financing costs paid	(4,716)	—	(91)	(13,521)
Net cash provided by/(used in) financing activities	23,218	(76,310)	(23,755)	(128,961)

Net increase/(decrease) in cash and cash equivalents	101,198	(3,687)	14,845	25,024
Cash and cash equivalents at beginning of period	65,710	69,397	40,686	40,686
Cash and cash equivalents at end of period	$166,908	$65,710	$55,531	$65,710

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended March 31, 2017	Three months ended December 31, 2016
Net income	27,453	75,128
Add:
Depreciation and amortization	24,756	25,286
Unrealized net gain from interest rate derivatives	(2,650)	(23,411)
Non cash/capital element of the 2012 High Yield Bond buyback	3,777	—
Unrealized foreign exchange losses / (gains)	285	(116)
Amortization of deferred charges	1,637	1,195
Movement in deferred tax liability	525	360
Release of deferred tax asset	1,458	1,364

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(16,230)	(17,484)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(4,572)	(4,374)

Distributable cash flow	36,439	57,948

Distributions declared:
Limited partners	39,991	37,002
General partner	816	755
Sub-total	40,807	37,757

Distribution coverage ratio	0.89	1.53

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended March 31,
(in thousands)	2017	2016
Net income	$27,453	$19,762

Depreciation and amortization	24,756	25,039
Interest income	(1,173)	(1,524)
Interest expense	18,247	13,695
Other financial items	6,903	20,709
Income taxes	3,491	3,450

Adjusted EBITDA	$79,677	$81,131
Annualized adjusted EBITDA	$318,708	$324,524

Net Debt

Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents and restricted cash.

The Partnership believes that net debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.

We provide a ratio of net debt to annualized adjusted EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At March 31,	At December 31,
(in thousands)	2017	2016
Short-term debt and current portion of long-term debt*	117,497	78,101
Current portion of capital lease obligations	940	787
Long-term debt*	1,240,191	1,296,609
Obligation under capital lease	118,666	116,964
Total Debt	1,477,294	$1,492,461

Cash and cash equivalents	166,908	65,710
Restricted cash - short term	17,764	44,927
Restricted cash - long term	119,307	117,488
Total Cash and Cash Equivalents	303,979	$228,125

Net Debt	1,173,315	$1,264,336

Net Debt to Annualized Adjusted EBITDA	3.7	3.2

*Net of deferred charges